

July 21, 2011

<u>Via E-mail</u>
Mr. Lorne Kalisky
Chief Executive Officer
Vican Resources, Inc.
6600 Decarie Blvd., Suite 220
Montreal, Quebec H3X 2K4

      RE: **Vican Resources, Inc.**
               Form 8-K Filed July 19, 2011
               File No. 0-51210

Dear Mr. Kalisky:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01</u>

1. Please amend your Form 8-K to include all of the information required by Item 304 of Regulation S-K. The disclosure should indicate whether the board of directors recommended or approved the decision to change accountants.

2. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3432 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant